FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]Form 40-F  []

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF SEPTEMBER 30, 2022

(Figures expressed in millions of US dollars)

•	In the third quarter of 2022, revenues reached US$ 3,871 million, 21.5% less than in the third quarter of the previous year, explained by lower revenues in Brazil mainly due to lower updating of the financial assets related to the concessions of the subsidiaries in the Distribution segment, partially offset by higher revenues in the other countries.

Accumulated revenues as of September, registered a 0.5% reduction compared to the same period in 2021, reaching US$ 11,619 million, also explained by lower revenues in Brazil, partially offset by higher revenues in the rest of the countries.

•	EBITDA in the third quarter of the year decreased by 7.1% compared to the same period of the previous year, reaching US$ 1,060 million. This is mainly explained by lower performance in Brazil and Argentina, partially offset by Peru and Colombia.

At a cumulative level, EBITDA reached US$ 3,425 million, 17.1% more than the accumulated amount as of September 30, 2021.

Country	EBITDA (in millions of US$)
	Accumulated figures			Quarterly figures
	September 2022	September 2021%		Q3 2022	Q3 2021%

Argentina	36	114	(68.5%)	8	49	(83.1%)
Brazil	1,678	1,343	24.9%	492	580	(15.1%)
Colombia	1,126	1,000	12.6%	353	346	1.8%
Peru	494	390	26.7%	166	120	38.7%
EGP Central America	112	104	8.1%	48	54	(12.4%)
Enel Américas (*)	3,425	2,926	17.1%	1,060	1,141	(7.1%)
(*) Includes Holding and Adjustments

•	Operating Income (EBIT) decreased by 109.2% in the third quarter to a negative amount of US$ 69 million. This is mainly explained by the recognition of an impairment loss associated with the sale process of Enel Distribución Goiás for US$ 786 million. Excluding this effect, EBIT would have decreased by US$ 36 million, equivalent to a 4.8% decrease.

At a cumulative level, EBIT decreased by 25.8% to US$ 1,458 million. Excluding the aforementioned impact and the impairment loss associated with the sale process of Enel Generación Fortaleza for US$ 77 million, recorded in the second quarter, EBIT would have increased by US$ 356 million, equivalent to 18.1%.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

•	Net income attributable to Enel Américas shareholders reached a US$ 680 million loss in this quarter, representing a US$ 944 million decrease compared to the same period of the previous year. This is mainly explained by the recognition of the loss associated with the sales processes of Enel Distribución Goiás and Enel Generación Fortaleza. Without this impact, net income would have fallen by only US$ 11 million, equivalent to 4.2%.

The net income accumulated till September reached a US$ 103 million loss, also affected by the recognition of losses associated with the aforementioned sales processes. Excluding this effect, the accumulated net income would have increased by US$ 259 million, equivalent to 41.6%.

•	Net financial debt reached US$ 6,637 million, which represents a 13.1% increase compared to the end of 2021, mainly explained by higher net debt in Enel Américas Holding and to a lesser extent in Enel Dx Ceará, Enel Gx Perú and Enel Colombia.

•	CAPEX in the third quarter of 2022 reached US$ 833 million, representing a 2.3% increase compared to the same period of the previous year. This is mainly explained by higher investments in renewable segment in Peru, along with greater investments in the distribution business in Argentina.
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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

RELEVANT INFORMATION TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.	Perimeter Change, incorporation of EGP Américas

On September 21, 2020, the Board of Directors of Enel Américas unanimously resolved to initiate a merger process aimed at the acquisition by Enel Américas of EGP Américas SpA ("EGP Américas") through a merger with and into Enel Américas (hereinafter the "Merger"). Immediately prior to the Merger, EGP Américas, a newly formed company, would keep Enel Green Power S.p.A.'s renewable energy generation business in Central and South America, excluding Chile.

The Merger, which entered into force on April 1, 2021, is in line with the Group's strategy and development plans, considering the high priority in the promotion of renewable energies carried out in the region, which makes it possible to accelerate the positioning of Enel Américas within the energy transition scenario and turn it into the leading company in Central and South America in energy generation and distribution. As a result of the Merger, Enel Américas has strengthened its renewable energy generation business, as well as diversified geographically, through the incorporation of assets in Costa Rica, Guatemala, and Panama, in addition to acquiring new assets in South American countries where it was already present, increasing its installed capacity in the region by 5 GW of operating and construction capacity, in addition to a pipeline that will be evaluated during the operation.

At an extraordinary shareholders' meeting held on December 18, 2020, Enel Américas shareholders approved the Merger, subject to the compliance with certain conditions precedent.

Finally, the Merger was finalized on April 1, 2021, incorporating the following main companies from that date on:

•	Enel Green Power Brasil Participacoes Ltda (*).
•	Enel Green Power Costa Rica S.A.
•	Enel Green Power Colombia S.A.S ESP
•	Enel Green Power Guatemala S.A.
•	Enel Green Power Panamá S.R.L.
•	Enel Green Power Perú S.A.C.
•	Enel Green Power Argentina S.A.
•	Energía y Servicios South América SpA
•	ESSA2 SpA.

On the same date, April 1, 2021, all the amendments to the articles of association of Enel Américas approved by the Board, consisting of the respective capital increase and the elimination of the limitations and restrictions established in the statutes by application of Title XII of Decree Law No. 3,500 of 1980 – with the sole exception of the Investment and Financing Policy that remains – become effective, in particular, in the case of a shareholder and his or her related persons not being able to concentrate more than 65% of Enel Américas’ voting capital.

(*) After the incorporation of the Brazilian holding company of renewable companies, during 2021 this company merged with Enel Brasil, the latter being the legal continuator.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

II.	Merger of Colombian Companies

On March 1, 2022, the merger by absorption of our subsidiaries Emgesa S.A. ESP (Sociedad Absorbente), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP and ESSA2 SpA (Absorbed Companies) was completed. The new corporate name of the merged company is Enel Colombia S.A. ESP, a company in which Enel Américas holds a 57.345% stake as a result of this operation.

III.	Sale of Central Geradora Thermoelétrica Fortaleza S.A. (commercially known as "Enel Generación Fortaleza")

In order to lead the sustainability actions of the sector and to prioritize investments in a clean energy matrix, the company initiated in 2022 studies for the sale of Central Geradora Termelétrica Fortaleza S.A. (CGTF), a Brazilian subsidiary authorized to produce energy independently, an authorization granted by the Brazilian regulatory entity (ANEEL).

On June 9, 2022, shortly after the feasibility study, the Group signed a sale agreement of the subsidiary with a Brazilian group that already operates in the thermoelectric generation market. The sale price established in the contract was BRL 467 million (MUS$ 89,302) and additional payments are also foreseen for each energy sales contract signed by CGTF, already under the responsibility of the buyer (until December 31, 2028). To carry out the sale, the contract has set forth conditions precedent, one of them being the approval of the transaction by the competent entity in Brazil (CADE – Conselho Administrativo de Defesa Econômica).

Considering the sale process, as established in IFRS 5 "Non-current assets held for sale and discontinued operations" and following the accounting criteria established in note 3.k), the assets and liabilities of the subsidiary were classified as held for sale, the former being measured by the lower of their book value and fair value. As a result, at the end of the first half of 2022, an impairment adjustment for Enel Generación Fortaleza's long-lived assets of US$ 77 million was recognized.

Finally, the sale materialized on August 23, 2022, generating an additional US $ 131 million loss on the sale of this subsidiary.

IV.	Sales process of CELG DISTRIBUIÇÃO S.A (commercially known as "Enel Distribución Goiás")

On September 23, 2022, our subsidiary Enel Brasil signed a share purchase agreement with Equatorial Participações e Investimentos S.A., a subsidiary of Equatorial Energia S.A. (collectively "Equatorial"), through which, and subject to the compliance with certain conditions precedent, Enel Brasil will dispose of 99.9% of the shares issued by Enel Distribución Goiás, owned by Enel Brasil S.A. (the "Sale").

Some of the agreed conditions precedent refer to the authorizations of the Brazilian regulatory bodies Agência Nacional de Energia Elétrica ("ANEEL") and the Conselho Administrativo de Defesa Econômica ("CADE").

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Enel Goiás is a Brazilian energy distributor located in the State of Goiás, with a concession area of 337 thousand km2, with 3.3 million customers in 237 municipalities.

Should the sale be approved, the subsidiary Enel Brasil S.A. would receive approximately BRL 7,292 million, (equivalent to USD 1,400 million), of which BRL 1,575 million (equivalent to US$ 300 million) correspond to its equity interest and would be paid by Equatorial at closing, which is expected to occur during December, and BRL 5,717 million (equivalent to US$ 1,100 million) for the prepayment of intercompany loans, of which US$ 600 million correspond to Enel Brasil and US$ 500 million to Enel Finance International, a company related to Enel Américas' controller, Enel SpA, which would be paid by Enel Distribución Goiás within twelve months of the closing of the transaction. All of the above is subject to positive or negative adjustments, depending on the terms of the agreement between the parties.

In addition to this amount, the parties have agreed on an earn-out payment mechanism, based on the result of certain contingencies that are in progress, whose estimate to date is not quantifiable.

Considering the sale process, as established in IFRS 5 "Non-current assets held for sale and discontinued operations" and following the accounting criteria established in note 3.k), the assets and liabilities of the subsidiary were classified as held for sale, the former being measured by the lower of their book value and fair value. As a result of the above, as of September 30, 2022, an impairment adjustment for Goiás' long-lived assets of US$ 786 million was recognized.

V.	Changes in the Accounting Policy

As a result of the review of the accounting policies applied, at the end of 2021 it was concluded that in order to achieve a better presentation of the operational and financial performance of the electric power distribution developed by its subsidiaries in Brazil, the updating of the financial assets, which represent the value to be recovered at the end of the corresponding concessions (compensation value) and originally presented as financial income, could be more appropriately classified as operating income, along with other income related to its core business.

The justification of this change in criteria is detailed in footnote 2.2. (c) of the consolidated financial statements.

In accordance with the provisions of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", as a result of the accounting change explained in the preceding paragraphs, the Group made retrospective reclassifications to the comprehensive consolidated income statements for the period ended on September 30, 2021, originally issued on October 27, 2021. The reclassifications did not change total assets, equity, net income, and cash flows.

For the purposes of this Press Release, all the figures presented in consolidated terms, as well as those individual figures that affect each of the distribution Companies in Brazil have been reclassified to achieve adequate comparability for the 2022 and 2021 periods.

For the purposes of a better analysis, the amounts by which financial income has decreased and other operating income has increased are presented in the figures shown in the Press Release issued on September 30, 2021:

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Figures expressed in millions of US$
Affected Income Statements Lines	Accumulated	Third quarter
	September 30, 2021	July-September 2021
Other operating income	167	75
Financial income	(167)	(75)
Net effect	-	-
VI.	Rounding up

The figures in this report are expressed in millions of US dollars and have been rounded up for the ease of presentation. For this reason, it is possible that when adding the figures contained in the tables the result is not exactly equal to the total of the table.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

SUMMARY BY BUSINESS SEGMENT

Generation and transmission

During the third quarter of 2022, EBITDA in the generation and transmission business remained in line with the same period of the previous year, reaching US$ 557 million, equivalent to -0.1%. This is explained by lower results in Brazil, Argentina, and Colombia, partially offset by higher EBITDA in Peru.

At a cumulative level, EBITDA increased by 16.1%, mainly due to the change in perimeter due to the consolidation of EGPA as of April 1, 2021.

Energy sales increased by 12.5% in the quarter while generation increased by 8.3%.

	Accumulated figures			Quarterly figures
	September 2022	September 2021	Var %	Q3 2022	Q3 2021	Var %
Total Sales (GWh)	70,001	56,443	24.0%	24,128	21,448	12.5%
Total Generation (GWh)	40,517	36,686	10.4%	14,929	13,782	8.3%

Distribution

EBITDA in distribution decreased by 11.9% in the third quarter of 2022 compared to the same period of the previous year, reaching US$ 537 million. This is explained by a lower result in Brazil and Argentina, partially offset by improvements in Colombia and Peru.

At a cumulative level, there was a 16.1% increase in EBITDA compared to the same period of the previous year, explained by a better result in all countries except Argentina.

At the end of September 2022, the number of consolidated clients showed an increase of 541 thousand clients or 2.1% compared to September of the previous year, reaching more than 26.5 million, while physical sales were in line during the quarter.

	Accumulated figures			Quarterly figures
	September 2022	September 2021	Var %	Q3 2022	Q3 2021	Var %
Total Sales (GWh)	90,220	89,473	0.8%	30,184	30,174	0.0%
Number of Clients (Th)	26,584	26,043	2.1%	26,584	26,043	2.1%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

•	Cash and cash equivalents (*)	US$ 1,519 million
•	Cash and cash equiv. + cash investments over 90 days (*)	US$ 1,565 million
•	Available committed lines of credit (**)	US$ 885 million

(*) Includes US$ 21 million of company cash reclassified in the "Assets held for sale" account. These companies are: USME, Fontibón, Bogotá and Enel Distribución Goiás.

(**) It includes two committed lines of credit available between parties related to Enel Finance International (EFI). One of them from Enel Américas for an available amount of US$ 265 million and another from EGP Peru with an available balance of US$ 30 million.

The rise in interest rates at Enel Américas (6.1% as of December 21 vs. 9.4% as of September 22) was mainly due to increases in interest rates in Brazil (CDI) and Colombia (IBR), despite the lower financial cost of the debt of Enel Américas Holding. Despite this, it should be noted that there is an improvement in the financial margin of the debt, as a result of new debt takings in the region.

 Hedging and protection (*):

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

▪	Enel Américas Group’s foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they take on any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 1,950 million and forwards of US$ 1,456 million.

▪	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 766 million.

(*) It includes US$ 372 million exchange rate forward of the companies reclassified in the "Assets held for sale" account for the companies Enel Distribución Goiás and USME.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. Virtually all our revenues and cash flows come from the operations of our subsidiaries and associates in these seven countries.

Generation and Transmission Business Segment

In total, the net installed capacity of the Enel Américas Group amounts to 15,993 MW as of September 30, 2022. 70.7% of consolidated generation capacity comes from hydroelectric, wind and solar sources, and 29.3% from thermal sources. This capacity and the mix of energy sources have been achieved thanks to the incorporation of EGPA during 2021, which is expected to continue growing in the future, increasing the percentage of renewable generation sources over time. At the same time, the sale of Enel Generación Fortaleza in Brazil, materialized in August 2022, decreases the Group's thermal installed capacity, leaving Brazil with 100% of installed capacity on renewable sources.

The Group carries out the generation business through the subsidiaries Enel Generación Costanera, Enel Generación el Chocón, Central Dock Sud and Enel Green Power Argentina S.A. in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza (until August 2022), EGP Volta Grande and Enel Brasil S.A. (parent company of the EGP companies) in Brazil, Enel Green Power Costa Rica S.A., Enel Colombia S.A. ESP (New company that continues Emgesa, which also merged Enel Green Power Colombia S.A.S ESP), Enel Green Power Guatemala S.A., Enel Green Power Panamá S.R.L. and Enel Generación Perú, Enel Generación Piura, and Enel Green Power Perú S.A.C. in Peru. The electricity transmission business is mainly carried out through an interconnection line between Argentina and Brazil, through Enel CIEN, a subsidiary of Enel Brasil, with a transmission capacity of 2,200 MW.

The following table summarizes the physical information of the generation segment, in accumulated and quarterly terms as of September 30, 2022, and 2021, for each subsidiary:

Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Accumulated figures			Quarterly figures
		September 2022	September 2021%		Q3 2022	Q3 2021%		September 2022	September 2021

Generation Segment - Argentina	SIN Argentina	8,783	10,487	(16.3%)	2,867	3,539	(19.0%)	5.2%	9.8%
Generation Segment - Brazil (***)	SICN Brasil	35,867	22,590	58.8%	12,610	9,616	31.1%	9.4%	6.1%
Generation Segment - Colombia	SIN Colombia	14,084	13,068	7.8%	4,943	4,697	5.2%	24.6%	23.8%
Generation Segment - Peru	SICN Peru	8,783	8,493	3.4%	2,802	2,663	5.2%	21.2%	21.2%
Generation Segment - Central America	(*)	2,484	1,804	37.7%	906	932	(2.8%)	9.1%	(**)

Total		70,001	56,443	24.0%	24,128	21,448	12.5%

(*) Companies from Costa Rica, Guatemala and Panama, participate in their local markets SEN, SEN and SIN respectively, and can eventually participate in the MER (Regional Electricity Market), which is a global market that covers the 6 countries of Central America.

(**) The market share of the Enel Green Power Companies that were incorporated on April 1, 2021, has not been incorporated, considering that six months of operation are not representative of the real market share they have in each of their countries in 2021.

(***) The volumes of energy sales in Brazil also incorporates the sales of Enel Trading S.A., despite not being a generator, fulfills the function of intermediation of purchase and sale of electricity in Brazil, and which began its operation during the first quarter of 2021, replacing the intermediation operations previously carried out by Cachoeira Dourada S.A. Given the size it has reached over time, it has been decided to incorporate to the volume of energy sold in Brazil to third parties, for which sales transactions to related companies have been eliminated.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Distribution segment

Distribution business is carried out via subsidiaries as Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás (company in process of sale) and Enel Distribución São Paulo in Brazil, Enel Colombia S.A. ESP (new company that merged Codensa's operations) in Colombia and Enel Distribución Perú in Peru. These companies serve major cities in Latin America, delivering electric service to more than 26.5 million customers.

The following tables present some key indicators of the distribution segment by geographic area in accumulated and quarterly terms as of September 30, 2022, and 2021:

Company	Energy Sales (GWh) (*)						Energy losses (%)
	Accumulated figures			Quarterly figures
	September 2022	September 2021%		Q3 2022	Q3 2021%		September 2022	September 2021

Distribution Segment - Argentina	13,148	12,603	4.3%	4,634	4,427	4.7%	17.5%	18.4%
Distribution Segment - Brazil	59,655	60,026	(0.6%)	19,697	20,008	(1.6%)	13.2%	13.0%
Distribution Segment - Colombia	11,222	10,783	4.1%	3,804	3,735	1.8%	7.5%	7.6%
Distribution Segment - Peru	6,195	6,061	2.2%	2,049	2,004	2.2%	8.6%	8.4%
Total	90,220	89,473	0.8%	30,184	30,174	0.0%	12.8%	12.8%

(*) Sales to end clients and tolls are included

Company	Clients (th)

	September 2022	September 2021%

Distribution Segment - Argentina	2,588	2,538	1.9%
Distribution Segment - Brazil	18,702	18,338	2.0%
Distribution Segment - Colombia	3,772	3,686	2.3%
Distribution Segment - Peru	1,522	1,481	2.8%
Total	26,584	26,043	2.1%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

The following table presents energy sales revenue by business segment, client category and country, in accumulated and quarterly terms as of September 30, 2022, and 2021:

Energy Sales Revenues	Accumulated figures (in millions of US$)
	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	September 2022	September 2021	September 2022	September 2021	September 2022	September 2021	September 2022	September 2021	September 2022	September 2021	September 2022	September 2021	September 2022	September 2021	September 2022	September 2021

Generation	153	165	940	1,692	1,020	909	500	396	210	136	2,823	3,298	(577)	(604)	2,246	2,694
Regulated customers	-	-	319	263	405	556	264	201	155	98	1,143	1,119	(394)	(604)	749	514
Non regulated customers	-	-	603	540	379	304	180	147	-	-	1,162	991	(16)	-	1,146	991
Spot Market	153	165	18	889	236	49	54	43	55	38	516	1,184	(167)	-	349	1,184
Other customers	-	-	-	-	-	-	2	5	-	-	2	5	-	-	2	5

Distribution	620	536	4,391	4,841	658	634	713	631	-	-	6,382	6,642	(2)	(3)	6,380	6,639
Residential	256	225	2,543	2,720	345	378	671	592	-	-	3,815	3,915	-	-	3,815	3,915
Commercial	170	149	1,125	1,076	186	147	27	26	-	-	1,508	1,398	(2)	(3)	1,506	1,395
Industrial	114	101	325	309	80	65	1	1	-	-	520	476	-	-	520	476
Others	80	61	398	736	47	44	14	12	-	-	539	853	-	-	539	853

Less: Consolidation adjustments	-	-	(233)	(231)	(197)	(270)	(149)	(106)	-	-	(579)	(607)	579	607	-	-

Energy Sales Revenues	773	700	5,098	6,302	1,481	1,273	1,064	921	210	136	8,625	9,333	-	-	8,625	9,333

Variation in millions of US$ and %.	72	(10.2%)	(1,204)	(19.1%)	208	16.3%	143	15.5%	74	56.0%	(708)	(7.6%)	-	-	(708)	(7.6%)

Energy Sales Revenues	Quarterly figures (in millions of US$)
	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021

Generation	53	60	307	1,000	350	327	176	143	70	71	956	1,601	(177)	(224)	779	1,377
Regulated customers	-	-	85	92	132	213	92	68	53	54	362	427	(94)	(224)	268	203
Non regulated customers	-	-	219	309	129	107	64	50	-	-	412	466	(4)	-	408	466
Spot Market	53	60	3	599	89	7	19	21	17	17	181	704	(79)	-	102	704
Other customers	-	-	-	-	-	-	1	4	-	-	1	4	-	-	1	4

Distribution	232	204	1,516	2,058	196	221	237	199	-	-	2,181	2,683	(2)	(3)	2,179	2,681
Residential	101	92	907	1,114	116	128	222	361	-	-	1,346	1,695	-	-	1,346	1,695
Commercial	67	61	370	494	50	52	9	(18)	-	-	496	589	(2)	(3)	494	586
Industrial	45	41	112	51	22	23	-	(92)	-	-	179	23	-	-	179	23
Others	19	11	127	399	8	18	6	(51)	-	-	160	376	-	-	160	377

Less: Consolidation adjustments	-	-	(58)	(88)	(71)	(102)	(50)	(37)	-	-	(179)	(226)	179	227	-	-

Energy Sales Revenues	285	264	1,765	2,970	475	446	363	305	70	71	2,958	4,058	-	-	2,958	4,058

Variation in millions of US$ and %.	21	(7.2%)	(1,205)	(40.6%)	29	6.1%	58	18.7%	(1)	(0.5%)	(1,100)	(27.1%)	-	-	(1,100)	(27.1%)

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The result attributable to the controlling shareholders of Enel Américas for the period ended September 30, 2022, was a US$ 103 million loss which represents a 116.6% decrease compared to the positive US$ 622 million result registered in the same period of the previous year. This result is strongly influenced by the recognition of non-recurring losses associated with the sale processes of Enel Distribución Goiás and Enel Generación Fortaleza totaling US$ 786 million and US$ 198 million.

The income attributable to Enel Américas shareholders during the third quarter of 2022, reached a US$ 680 million loss, presenting a US$ 944 million decrease compared to the third quarter of 2021, equivalent to a 357.7% decrease affected by effects generated by the sales processes indicated above.

The following is comparative information for each item of the consolidated financial statements, in accumulated and quarterly terms as of September 30, 2022, and 2021:

CONSOLIDATED INCOME STATEMENTS (in millions of US$)	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Revenues	11,619	11,680	(61)	(0.5%)	3,871	4,930	(1,059)	(21.5%)
Sales	10,176	10,596	(420)	(4.0%)	3,469	4,487	(1,018)	(22.7%)
Other operating income	1,443	1,084	359	33.1%	403	444	(41)	(9.2%)
Procurements and Services	(6,835)	(7,511)	676	9.0%	(2,360)	(3,365)	1,006	29.9%
Energy purchases	(4,353)	(5,529)	1,176	21.3%	(1,473)	(2,625)	1,152	43.9%
Fuel consumption	(119)	(89)	(30)	(34.0%)	(42)	(26)	(16)	(59.6%)
Transportation expenses	(899)	(799)	(100)	(12.5%)	(332)	(253)	(79)	(31.2%)
Other suppliers and services	(1,464)	(1,095)	(370)	(33.8%)	(512)	(460)	(52)	(11.3%)
Contribution Margin	4,784	4,169	615	14.7%	1,512	1,565	(53)	(3.4%)
Personnel costs	(415)	(398)	(17)	(4.3%)	(134)	(126)	(8)	(6.2%)
Other expenses by nature	(944)	(846)	(98)	(11.6%)	(318)	(298)	(20)	(6.9%)
Gross Operating Income (EBITDA)	3,425	2,926	499	17.1%	1,060	1,141	(81)	(7.1%)
Depreciation and amortization	(828)	(713)	(115)	(16.1%)	(281)	(256)	(25)	(9.9%)
Impairment Losses (Reversals) due to the application of IFRS 9	(1,139)	(248)	(891)	(360.0%)	(848)	(133)	(715)	n.a.
Operating Income (EBIT)	1,458	1,965	(507)	(25.8%)	(69)	753	(822)	(109.2%)
Net Financial Income	(492)	(394)	(98)	(24.9%)	(164)	(173)	9	5.0%
Financial income	393	208	186	89.5%	128	90	37	41.2%
Financial expenses	(1,188)	(714)	(474)	(66.4%)	(405)	(266)	(139)	(52.2%)
Results by readjustment units (Hyperinflation Argentina)	262	95	167	175.2%	115	51	64	126.2%
Exchange rate differences	41	17	24	136.4%	(2)	(48)	46	96.4%
Other Non Operating Income	(125)	1	(126)	n.a.	(129)	-	(129)	n.a
Other gains (losses)	(126)	-	(126)	n.a.	(129)	-	(129)	n.a
Results of companies accounted for by equity method	1	1	-	-	-	-	-	-
Net Income Before Taxes	841	1,573	(731)	(46.5%)	(362)	580	(942)	(162.5%)
Income Tax	(612)	(659)	48	7.2%	(212)	(211)	(1)	(0.2%)
Net Income from After Taxes	230	913	(683)	(74.9%)	(574)	369	(943)	(255.6%)
Net Income attributable to owners of Enel Américas	(103)	622	(725)	(116.6%)	(680)	264	(944)	(357.7%)
Net income attributable to non-controlling interest	333	291	42	14.3%	106	105	1	0.8%

Earning per share US$ (*)	(0.00096)	0.00641	(0.00737)	(115.0%)	(0.00634)	0.00246	(0.00879)	(357.7%)

(*) As of September 30, 2022, and 2021, the average number of outstanding common shares totaled 107,279,889,530 and 96,995,808,491 respectively.

12

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

EBITDA

EBITDA for the period ended September 30, 2022, reached US$ 3,425 million, representing a US$ 499 million increase equivalent to a 17.1%, growth compared to EBITDA of US$ 2,926 million from the same period of the previous year.

During the third quarter of 2022, EBITDA reached US$ 1,060 million, presenting a US$ 81 million decrease compared to the third quarter of 2021, equivalent to 7.1%.

The decrease in EBITDA in the third quarter is related to a lower performance of the operations in Argentina and Brazil, partially offset by the better results achieved by the operations of Colombia and Peru

Operating revenues, operating costs, staff costs and other expenses by nature for the operations that determine our EBITDA, broken down by each business segment, are presented below, on accumulated and quarterly terms as of September 30, 2022:

EBITDA BY BUSINESS SEGMENT / COUNTRY (in millions of US$)	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Generation and Transmission businesses:
Argentina	159	168	(9)	(5.2%)	55	62	(7)	(12.0%)
Brazil	1,005	1,741	(736)	(42.3%)	328	1,012	(684)	(67.6%)
Colombia	1,047	931	117	12.6%	368	334	34	10.2%
Peru	523	418	106	25.4%	182	148	34	23.4%
Central America	214	145	69	47.5%	72	78	(6)	(7.7%)
Revenues Generation and Transmission businesses	2,949	3,402	(453)	(13.3%)	1,004	1,633	(629)	(38.5%)

Distribution business:
Argentina	670	568	101	17.8%	251	220	31	13.9%
Brazil	6,387	6,418	(31)	(0.5%)	2,137	2,670	(534)	(20.0%)
Colombia	1,366	1,258	108	8.6%	415	424	(9)	(2.0%)
Peru	759	670	90	13.4%	254	212	42	19.7%
Revenues Distribution business	9,182	8,914	268	3.0%	3,057	3,527	(470)	(13.3%)

Less: consolidation adjustments and other activities	(512)	(636)	124	19.5%	(189)	(229)	40	17.5%

Total consolidated Revenues Enel Américas	11,619	11,680	(61)	(0.5%)	3,871	4,930	(1,059)	(21.5%)

Generation and Transmission businesses:
Argentina	(8)	(13)	5	40.0%	(3)	(5)	2	40.6%
Brazil	(378)	(1,288)	910	70.7%	(117)	(799)	682	85.4%
Colombia	(381)	(296)	(85)	(28.6%)	(145)	(107)	(38)	(36.0%)
Peru	(165)	(128)	(38)	(29.5%)	(63)	(51)	(12)	(23.8%)
Central America	(76)	(23)	(53)	(233.1%)	(16)	(13)	(2)	(17.2%)
Procurement and Services Generation and Transmission businesses	(1,008)	(1,748)	740	42.4%	(343)	(974)	631	64.8%

Distribution business:
Argentina	(509)	(386)	(122)	(31.7%)	(192)	(145)	(47)	(32.3%)
Brazil	(4,580)	(4,825)	246	5.1%	(1,609)	(2,082)	473	22.7%
Colombia	(774)	(741)	(32)	(4.3%)	(239)	(256)	17	6.6%
Peru	(506)	(444)	(63)	(14.1%)	(170)	(138)	(33)	(24.0%)
Procurement and Services Distribution business	(6,368)	(6,396)	29	0.4%	(2,211)	(2,620)	410	15.6%

Less: consolidation adjustments and other activities	541	634	(93)	(14.7%)	194	229	(35)	(15.5%)

Total consolidated Procurement and Services Enel Américas	(6,835)	(7,511)	676	9.0%	(2,360)	(3,365)	1,006	29.9%

13

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Continued

EBITDA BY BUSINESS SEGMENT / COUNTRY (in millions of US$)	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Generation and Transmission businesses:
Argentina	(32)	(26)	(6)	(21.8%)	(12)	(9)	(2)	(26.0%)
Brazil	(14)	(20)	7	33.3%	(5)	(10)	5	51.0%
Colombia	(26)	(21)	(5)	(25.3%)	(9)	(6)	(2)	(36.6%)
Peru	(23)	(21)	(2)	(8.9%)	(7)	(7)	-	(2.5%)
Central America	(10)	(7)	(3)	(35.0%)	(3)	(3)	-	3.3%
Personnel Expenses Generation and Transmission businesses	(104)	(95)	(9)	(8.9%)	(35)	(36)	1	1.5%

Distribution business:
Argentina	(93)	(74)	(19)	(25.1%)	(35)	(26)	(9)	(33.9%)
Brazil	(144)	(163)	19	11.7%	(39)	(41)	2	4.1%
Colombia	(25)	(29)	4	15.2%	(7)	(10)	2	24.8%
Peru	(16)	(19)	3	16.8%	(5)	(8)	2	28.4%
Personnel Expenses Distribution business	(277)	(285)	9	2.8%	(87)	(84)	(3)	(3.2%)

Less: consolidation adjustments and other activities	(35)	(18)	(17)	(92.6%)	(12)	(6)	(6)	(91.8%)

Total consolidated Personnel Expenses Enel Américas	(415)	(398)	(17)	(4.3%)	(134)	(126)	(8)	(6.2%)

Generation and Transmission businesses:
Argentina	(28)	(27)	(1)	(5.0%)	(10)	(11)	1	2.6%
Brazil	(80)	(41)	(39)	(93.5%)	(33)	(21)	(12)	(56.7%)
Colombia	(36)	(30)	(6)	(20.5%)	(8)	(10)	2	21.4%
Peru	(38)	(38)	(0)	(0.8%)	(12)	(17)	5	29.7%
Central America	(16)	(11)	(5)	(45.0%)	(5)	(7)	1	20.3%
Other Expenses Generation and Transmission businesses	(198)	(147)	(51)	(34.9%)	(69)	(65)	(3)	(4.7%)

Distribution business:
Argentina	(122)	(94)	(28)	(29.9%)	(45)	(37)	(9)	(24.2%)
Brazil	(470)	(439)	(31)	(7.0%)	(146)	(138)	(8)	(5.8%)
Colombia	(63)	(75)	12	15.5%	(21)	(25)	4	17.8%
Peru	(37)	(36)	(1)	(1.5%)	(10)	(13)	3	21.0%
Other Expenses Distribution business	(691)	(643)	(48)	(7.4%)	(222)	(213)	(10)	(4.6%)

Less: consolidation adjustments and other activities	(55)	(56)	1	1.2%	(27)	(20)	(8)	(39.4%)

Total consolidated Other Expenses Enel Américas	(944)	(846)	(98)	(11.6%)	(318)	(298)	(20)	(6.9%)

EBITDA

Generation and Transmission businesses:
Argentina	92	102	(10)	(10.3%)	30	38	(8)	(20.5%)
Brazil	534	391	143	36.6%	173	182	(9)	(4.9%)
Colombia	605	584	21	3.6%	206	210	(5)	(2.1%)
Peru	297	231	66	28.6%	100	73	28	37.7%
Central America	112	104	8	8.1%	48	54	(7)	(12.4%)
EBITDA Generation and Transmission businesses	1,640	1,412	228	16.1%	557	558	(0)	(0.1%)

Distribution business:
Argentina	(53)	14	(68)	n.a.	(21)	13	(34)	n.a.
Brazil	1,194	991	203	20.5%	342	410	(67)	(16.4%)
Colombia	505	413	92	22.2%	148	133	15	11.3%
Peru	200	171	29	17.2%	67	54	14	25.4%
EBITDA Distribution business	1,846	1,590	256	16.1%	537	610	(72)	(11.9%)

Less: consolidation adjustments and other activities	(61)	(76)	15	19.6%	(35)	(26)	(9)	(32.9%)

Total consolidated EBITDA Enel Américas	3,425	2,926	499	17.1%	1,060	1,141	(81)	(7.1%)

14

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

GENERATION AND TRANSMISSION SEGMENT EBITDA

Argentina

ARGENTINA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	159	168	(9)	(5.2%)	55	62	(7)	(12.0%)
Operating costs	(8)	(13)	5	40.0%	(3)	(5)	2	40.6%
Personnel Expenses	(32)	(26)	(6)	(21.8%)	(12)	(9)	(2)	(26.0%)
Other expenses by nature	(28)	(27)	(1)	(5.0%)	(10)	(11)	1	2.6%

EBITDA Generation Business	92	102	(10)	(10.3%)	30	38	(8)	(20.5%)

EBITDA of our generation segment in Argentina reached US$ 92 million as of September 2022, which represents a US$ 10 million decrease compared to the same period of the previous year. The main variables that explain this decrease in the items that make up EBITDA are explained below:

Operating revenues decreased by US$ 9 million as of September 30, 2022, compared to September 30, 2021. This situation is explained by: (i) US$ 78 million lower revenues due to the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar, and (ii) US$ 17 million lower revenues due to lower sales volume (-1,704 GWh) stemming from lower unit availability at Enel Generación Costanera and worse water conditions that affected Enel Generación El Chocón. This was partially offset by higher revenues of: (i) US$ 46 million due to the application of Resolution No. 238/2022, which increased prices by 30% retroactively as of February 2022, plus an additional 10% as of June and an improvement in power payment by eliminating the use factor, and (ii) US$ 35 million as a result of updating figures as a result of hyperinflation in Argentina.

Operating costs decreased by US$ 5 million as of September 30, 2022, mainly explained by: (i) US$ 2 million as a result of the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar, and (ii) US$ 3 million for lower fuel transportation costs in 2022 due to assigning contracts with Metrogas 07-21, service in charge of Cammesa.

Personnel expenses increased by US$ 6 million explained by salary increases and inflation increases totaling US$ 22 million, partially offset by a US$ 15 million decrease as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature increased by US$ 1 million as a result of higher costs for hiring third-party services and higher costs due to hyperinflation totaling US$ 15 million, partially offset by a US$ 14 million decrease as a result of the devaluation of the Argentine peso against the US dollar.

Regarding the third quarter of 2022, the generation segment in Argentina reached an EBITDA of US$ 30 million, US$ 8 million less than the amount in the same period of 2021. This decrease is explained by: (i) US$ 21 million lower EBITDA due to the conversion effect caused by the devaluation of the Argentine peso against the US dollar; (ii) US$ 8 million lower personnel costs due to salary adjustments as a result of hyperinflation in Argentina; (iii) US$ 5 million higher outsourced services as a result of higher value due to hyperinflation. All of the above partially offset by higher revenues of US$ 26 million composed of: (i) US$ 34 million higher revenues due to the application of Resolution No. 238/2022, which increased prices by 30% retroactively as of February 2022, plus an additional 10% as of June and inflation adjustments, and (ii) US$ 8 million lower revenues due to lower sales volume (-672 GWh) as a result of lower unit availability at Enel Generación Costanera and worst water conditions that affected Enel Generación El Chocón.

15

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Brazil

BRAZIL	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	1,005	1,741	(736)	(42.3%)	328	1,012	(684)	(67.6%)
Operating costs	(378)	(1,288)	910	70.7%	(117)	(799)	682	85.4%
Personnel Expenses	(14)	(20)	7	33.3%	(5)	(10)	5	51.0%
Other expenses by nature	(80)	(41)	(39)	(93.5%)	(33)	(21)	(12)	(56.7%)

EBITDA Generation Business	534	391	143	36.6%	173	182	(9)	(4.9%)

EBITDA of our generation and transmission segment in Brazil reached US$ 534 million as of September 2022, which represents a US$ 143 million increase compared to the same period of the previous year. The main variables that explain this increase in the items that make up EBITDA are explained below:

Operating revenues decreased by US$ 736 million, equivalent to 42.3% as of September 30, 2022. The decrease is mainly explained by: (i) US$ 780 million lower energy sales due to energy imports from Argentina and Uruguay, given the improvement in water conditions in Brazil, and (ii) US$ 69 million due to lower physical sales (-820 GWh) in thermal energy at Enel Generación Fortaleza, due to lower own generation, which prevented generating the surplus energy that existed during the same period of 2021, and subsequent to that the sale of said subsidiary materialized during the month of August of this year. This is partially offset by: (i) US$ 37 million higher revenues from sales of electricity from renewable sources especially in EGP companies, caused by a higher volume of sales (+4,428 GWh), an effect that was partially offset by lower average sales prices; (ii) US$ 37 million of higher revenues as a result of the increase in the volume of electricity intermediation (+9,669 GWh), partially offset by lower sales prices, and (iii) US$ 37 million from positive conversion effects as a result of the appreciation experienced by the Brazilian real against the US dollar in the nine-month period ended September 30, 2022.

Operating costs decreased by US$ 910 million, or 70.7%, mainly due to: (i) US$ 798 million for lower energy purchases from Argentina and Uruguay given the improvement of water conditions in Brazil; (ii) US$ 257 million of lower energy purchase costs, due to lower volume to meet commitments in the case of Enel Generación Fortaleza, and lower purchase prices in the case of EGP companies. The foregoing partially offset by: (i) a US$ 14 million increase due to the conversion effect resulting from the appreciation experienced by the Brazilian real against the US dollar; (ii) US$ 10 million for higher fuel costs in Enel Generación Fortaleza, and (iii) US$ 9 million due to higher transportation costs, mainly in EGP companies, due to the increase in generation units.

Personnel expenses decreased by US$ 7 million, as a result of the restructuring that occurred after the merger between EGP Brasil and Enel Brasil, towards the end of 2021.

Other expenses by nature increased by US$ 39 million mainly because of: (i) US$ 32 million of increased outsourced services in EGP companies, and (ii) US$ 4 million due to the conversion effect resulting from the appreciation of the Brazilian real against the US dollar.

16

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

In quarterly terms, EBITDA was US$ 9 million lower than in the third quarter of 2021, a decrease that is mainly explained by: (i) US$ 63 million due to lower physical sales (-401 GWh) in thermal energy in Enel Generación Fortaleza, motivated by lower own generation, which prevented generating the surplus energy that existed during the same period of 2021, and after that the sale of said subsidiary materialized during the month of August; (ii) US$ 75 million lower revenues from the sales of electricity from renewable sources, especially in EGP companies, caused by lower average sales prices, partially offset by a higher volume of physical sales (+1,098 GWh); (iii) US$ 101 million lower revenues due to lower prices in the sale of electricity, an effect that was partially offset by an increase in the volume of intermediation in the quarter ended September 30, 2022 (+2,297 GWh), and (iv) US$ 17 million higher expenses for outsourced services mainly in EGP Brasil. All of the above was partially offset by: (i) US$ 236 million of lower energy purchase costs in the case of Enel Generación Fortaleza, and lower purchase prices in the case of renewable generation companies; and (ii) US$ 5 million from the positive conversion effect as a result of the appreciation experienced by the Brazilian real against the US dollar.

17

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Colombia

COLOMBIA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	1,047	931	117	12.6%	368	334	34	10.2%
Operating costs	(381)	(296)	(85)	(28.6%)	(145)	(107)	(38)	(36.0%)
Personnel Expenses	(26)	(21)	(5)	(25.3%)	(9)	(6)	(2)	(36.6%)
Other expenses by nature	(36)	(30)	(6)	(20.5%)	(8)	(10)	2	21.4%

EBITDA Generation Business	605	584	21	3.6%	206	210	(5)	(2.1%)

EBITDA of our generation segment in Colombia reached US$ 605 million as of September 30, 2022, which represents a US$ 21 million increase compared to the same period of the previous year. The main variables that explain this increase in the items that make up EBITDA are explained below:

Enel Colombia Generation's operating revenues (Ex Emgesa and EGP Colombia) increased by US$ 117 million, or 12.6% as of September 2022. This increase is mainly explained by: (i) a price effect of US$ 141 million due to higher average sale prices from higher IPP wholesale prices, and (ii) US$ 68 million due to higher physical sales volumes (+1,016 GWh). All of the above was partially offset by a US$ 104 million conversion effect related to the devaluation of the Colombian peso against the US dollar.

Operating costs increased by US$ 85 million and are mainly explained by: (i) a US$ 67 million increase related to energy purchases as a result of higher purchase price and higher purchase volume for project support, and (ii) US$ 59 million higher transportation costs and other supplies. All of the above was partially offset by a US$ 38 million conversion effect related to the devaluation of the Colombian peso against the US dollar.

Personnel expenses increased by US$ 5 million mainly because of: (i) US$ 8 million higher salary costs for integration of EGP Colombia personnel and adjustments for inflation and real increases, and (ii) US$ 3 million positive conversion effect related to the devaluation of the Colombian peso against the US dollar.

Other expenses by nature increased by US$ 6 million, mainly as a result of: (i) a US$ 3 million increases in other third-party services, higher insurance premiums and readjustments of Colombian CPI, and (ii) US$ 3 million for integration costs in the merger in Enel Colombia.

In the third quarter of 2022, the Generation segment in Colombia reached an EBITDA of US$ 206 million, decreasing by US$ 5 million compared to the third quarter of 2021. This decrease is mainly explained by: (i) US$ 59 million higher revenues attributable to higher average PPI wholesale prices, and (ii) US$ 9 million due to higher physical sales volumes (+246 GWh). All of the above partially offset by: (i) US$ 25 million higher cost in energy purchases composed of a higher average purchase price of US$ 30 million, and lower purchase volumes of US$ 5 million; (ii) US$ 21 million higher transportation costs and other supplies, and (iii) US$ 29 million conversion effect related to the devaluation of the Colombian peso against the US dollar.

18

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Peru

PERU	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	523	418	106	25.4%	182	148	34	23.4%
Operating costs	(165)	(128)	(38)	(29.5%)	(63)	(51)	(12)	(23.8%)
Personnel Expenses	(23)	(21)	(2)	(8.9%)	(7)	(7)	0	2.5%
Other expenses by nature	(38)	(38)	0	(0.8%)	(12)	(17)	5	29.7%

EBITDA Generation Business	297	231	66	28.6%	100	73	28	37.7%

EBITDA of our generation segment in Peru reached US$ 297 million as of September 2022, which represents a US$ 66 million increase compared to the same period of the previous year. The main variables that explain this increase in the items that make up EBITDA are explained below:

Operating revenues increased by US$ 106 million, or 25.4%, as of September 2022. This increase is explained by: (i) US$ 53 million increase in revenues due to higher average sale prices, mainly due to indexation of rates of free and regulated customers; (ii) US$ 44 million higher volumes regulated clients, partially offset by lower volumes to free customers due to contract expiration (+289 GWh), and (iii) US$ 3 million due to the conversion effects resulting from the appreciation experienced by the Peruvian sun against the US dollar.

Operating costs increased by US$ 38 million, mainly due to: (i) US$ 27 million from increased purchases of energy in the spot market, and (ii) US$ 10 million higher transportation and fuel costs, due to the increase in thermal generation, and (iii) US$ 1 million due to the conversion effect resulting from the appreciation experienced by the Peruvian sol against the US dollar.

Enel Generación Perú's personnel costs increased by US$ 2 million as a result of salary increases.

Other expenses by nature were in line with the same period ended September 30, 2021.

In the third quarter of 2022, the Generation segment in Peru reached an EBITDA of US$ 100 million, with a 37.7% growth compared to the US$ 73 million registered in the same period of 2021. The US$ 28 million increase in EBITDA is explained by: (i) US$ 16 million due to increased sales volume (+139 GWh); (ii) US$ 18 million increase of revenues from higher average sale prices, mainly due to indexation of rates of free and regulated customers, and (iii) US$ 4 million lower outsourced services. This is partially offset by US$ 10 million higher costs due to greater purchase of energy at a higher spot price.

19

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Central America

CENTRAL AMERICA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	214	145	69	47.5%	72	78	(6)	(7.7%)
Operating costs	(76)	(23)	(53)	(233.1%)	(16)	(13)	(2)	(17.2%)
Personnel Expenses	(10)	(7)	(3)	(35.0%)	(3)	(3)	0	3.3%
Other expenses by nature	(16)	(11)	(5)	(45.0%)	(5)	(7)	1	20.3%

EBITDA Generation Business	112	104	8	8.1%	48	54	(7)	(12.4%)

EBITDA of our generation segment in Central America reached US$ 112 million as of September 2022, which represents a US$ 8 million increase compared to the same period of the previous year. The main variables that explain this increase in the items that make up EBITDA are explained below:

Operating revenues increased by US$ 69 million, mainly explained by higher energy sales volumes as a result of comparing 2,484 GWh equivalent to nine months of 2022 versus 1,578 GWh, in the six months corresponding to 2021.

Operating costs increased by US$ 53 million mainly explained by: (i) US$ 42 million higher costs due to greater purchases of energy in the spot market at higher prices, to meet sales commitments in PPA contracts as a result of the lower power generation of the Fortuna plant in Panama, due to lower water level in the reservoir (in the first months of 2022); (ii) US$ 4 million higher transportation costs in EGP Guatemala, and (iii) US$ 7 million higher costs for comparing 9 months of 2022 with 6 months of 2021.

Personnel expenses increased by US$ 3 million because of higher costs when comparing 9 months of 2022 with 6 months of 2021.

Other expenses by nature increased by US$ 5 million due to greater third-party services, repairs and maintenance associated with the greater number of months incorporated into the consolidation compared to 2021, and the entry into operation of new production units.

In the third quarter of 2022, EBITDA of the generation segment in Central America reached US$ 48 million, US$ 7 million less than the one registered in the third quarter of 2021, which is mainly explained by lower physical sales volumes (-26 GWh) and higher costs due to the entry into operation of new photovoltaic generation units in Panama.

20

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

EBITDA DISTRIBUTION SEGMENT

Argentina

ARGENTINA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	670	568	101	17.8%	251	220	31	13.9%
Operating costs	(509)	(386)	(122)	(31.7%)	(192)	(145)	(47)	(32.3%)
Personnel Expenses	(93)	(74)	(19)	(25.1%)	(35)	(26)	(9)	(33.9%)
Other expenses by nature	(122)	(94)	(28)	(29.9%)	(45)	(37)	(9)	(24.2%)

EBITDA Distribution Business	(53)	14	(68)	n.a.	(21)	13	(34)	n.a.

EBITDA of our distribution segment in Argentina reached a negative amount of US$ 53 million as of September 2022, which represents a US$ 68 million decrease compared to the same period of the previous year. The main variables that explain this decrease in the items that make up the EBITDA are explained below:

Operating revenues increased by US$ 101 million, or 17.8%, as of September 2022, which is mainly explained by: (i) US$ 352 million from the readjustments of tariff tables approved by the regulatory authority in Argentina during the period ended September 30, 2022; and (ii) US$ 38 million for increased physical sales during the period ended September 30, 2022 (+ 545 GWh), and (iii) US$ 41 million other income. The above effects are partially offset by US$ 331 million due to the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs increased by US$ 122 million mainly due to: (i) US$ 24 million due to increased volume of energy purchases (+481 GWh); (ii) US$ 321 million for higher price in the purchase of energy; (iii) US$ 4 million for connection and reconnection costs, and (iv) US$ 25 million increase for other supplies and variable services associated with the increase in sales volume, and the readjustments of inflation rates and penalties for quality in the provision of the service. The previous effects were partially offset by US$ 251 million of positive conversion effects as a result of the devaluation of the Argentine peso against the US dollar.

Personnel expenses increased by US$ 19 million, mainly due to a US$ 94 million increase due to salary increases, mainly explained by the recognition of inflation, an effect that was partially offset by: (i) a US$ 46 million decrease due to the positive conversion effects as a result of the devaluation of the Argentine peso against the US dollar; and (ii) US$ 34 million due to higher labor cost activations in capitalizable projects.

Other expenses by nature increased by US$ 28 million compared to the same period of the previous year, basically because of US$ 88 million for higher expenses for hiring outsourced services, repairs, maintenance of network operations and other variables, expenses that were partially offset by US$ 60 million due to the conversion effect as a result of the devaluation of the Argentine peso against the US dollar.

21

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Regarding the third quarter of 2022, EBITDA of our distribution segment in Argentina reached a negative amount of US$ 21 million, US$ 34 million lower than the EBITDA reached in the same period of the previous year. This lower EBITDA is mainly explained by: (i) US$ 128 million higher costs in energy purchases, US$ 20 million higher volume, and higher average purchase prices of US$ 100 million; (ii) US$ 36 million higher personnel expenses, mainly due to inflation adjustments, and (iii) US$ 26 million higher costs for outsourced services and other supplies affected by hyperinflation. All of the above partially offset by US$ 159 million higher sales revenues as a result of a higher volume of energy of US$ 25 million (+207 GWh), US$ 134 million better average sale prices due to tariff increases authorized by the Argentine regulation.

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (in millions)
	September 2022	September 2021	Percentage points change	September 2022	September 2021	% Change

Distribution segment - Argentina	17.5%	18.4%	(0.9 p.p.)	2.59	2.54	1.9%

Total Distribution Business	17.5%	18.4%	(0.9 p.p.)	2.59	2.54	1.9%

Brazil

BRAZIL	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	6,387	6,418	(31)	(0.5%)	2,137	2,670	(534)	(20.0%)
Operating costs	(4,580)	(4,825)	246	5.1%	(1,609)	(2,082)	473	22.7%
Personnel Expenses	(144)	(163)	19	11.7%	(39)	(41)	2	4.1%
Other expenses by nature	(470)	(439)	(31)	(7.0%)	(146)	(138)	(8)	(5.8%)

EBITDA Distribution Business	1,194	991	203	20.5%	342	410	(67)	(16.4%)

EBITDA of our distribution segment in Brazil reached US$ 1,194 million as of September 2022, which represents a US$ 203 million increase compared to the same period of the previous year. The main variables that explain this decrease in the items that make up the EBITDA are explained below:

Operating revenues in the distribution segment in Brazil decreased by US$ 31 million, or 0.5% as of September 2022, and is mainly explained by: (i) US$ 468 million due to lower average sales prices, due to tariff adjustments associated with regulatory assets, as a result of better water conditions recorded during 2022 added to a lower volume of physical sales (-371 GWh), effects that were partially offset by the tariff adjustments approved in Brazilian distributors; (ii) a US$ 228 million increase in other operating income explained mainly by higher construction revenues, due to the application of IFRIC 12 "Service Concession Agreements" (hereinafter "IFRIC 12"); (iii) US$ 49 million lower income from updating financial assets associated with IFRIC 12 due to deflation in recent months in Brazil; (iv) US$ 24 million for increased revenue from fines to customers for late payments, and (v) US$ 238 million of conversion effects originated in the appreciation of the Brazilian real against the US dollar.

22

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Operating costs decreased by US$ 246 million, or 5.1%, as of September 2022, and are mainly explained by US$ 700 million due to lower energy purchase costs, given the reduction in spot prices as a result of the improvement in water conditions in Brazil. This was partially offset by: (i) US$ 171 million due to the conversion effects from the appreciation of the Brazilian real against the US dollar; (ii) US$ 228 million higher other variable supplies and services due to higher construction costs as per the IFRIC 12 application; and (iii) US$ 57 million due to higher variable costs associated with cuts and reconnections and electricity transmission services.

Personnel expenses decreased by US$ 19 million, mainly explained by higher costs recorded in 2021 and linked to the restructuring plan associated with the digitalization strategy promoted by the Group.

Other expenses by nature increased by US$ 31 million, mainly due to US$ 56 million of increased services hired from third parties to respond to emergency situations due to weather events, partially offset by US$ 22 million from the capitalization of materials and services for projects under development.

With regard to the third quarter of 2022, EBITDA of our distribution segment in Brazil reached US$ 342 million, US$ 67 million less than the figure reached in the third quarter of 2021. This decrease is mainly due to: (i) US$ 498 million due to lower average sales prices, due to tariff adjustments associated with regulatory assets, as a result of better water conditions recorded during 2022 added to a lower sales volume (-311 GWh), all partially offset by the tariff adjustments approved in Brazilian distributors; (ii) US$ 120 million lower revenues from updating financial assets associated with IFRIC 12; (iii) US$ 613 million for lower costs in energy purchase given the reduction of spot prices in energy purchases, as a result of the improvement of water conditions in Brazil, and (iv) US$ 65 million higher electricity transportation costs.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (in millions)
	September 2022	September 2021	Percentage points change	September 2022	September 2021	% Change

Enel Distribución Río	20.0%	21.1%	(1.1 p.p)	3.07	3.02	1.7%
Enel Distribución Ceará	15.8%	16.0%	(0.2 p.p.)	4.11	4.04	1.6%
Enel Distribución Goiás	12.2%	11.3%	0.9 p.p.	3.35	3.27	2.5%
Enel Distribución Sao Paulo	11.0%	10.4%	0.6 p.p.	8.17	8.01	2.1%

Total Distribution Business	13.2%	13.0%	0.2 p.p.	18.70	18.34	2.0%

23

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Colombia

COLOMBIA	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	1,366	1,258	108	8.6%	415	424	(9)	(2.0%)
Operating costs	(774)	(741)	(32)	(4.3%)	(239)	(256)	17	6.6%
Personnel Expenses	(25)	(29)	4	15.2%	(7)	(10)	2	24.8%
Other expenses by nature	(63)	(75)	12	15.5%	(21)	(25)	4	17.8%

EBITDA Distribution Business	505	413	92	22.2%	148	133	15	11.3%

EBITDA of our distribution segment in Colombia reached US$ 505 million as of September 2022, which represents an increase of US$ 92 million compared to the same period of the previous year. The main variables that explain this decrease in the items that make up the EBITDA are explained below:

Operating revenues in the distribution segment in Colombia increased by US$ 108 million, or 8.6%, as of September 2022, and is mainly explained by: (i) US$ 111 million increased revenues due to improved average sale prices (explained by the applicable indexes of adjustability); (ii) US$ 29 million for increased physical volume of energy sales (+439 GWh); (iii) US$ 18 million higher revenues due to higher income from recognition of investments, which are remunerated at a higher rate due to a greater regulatory base of the assets; (iv) US$ 11 million increased revenues, for the operation of four e-bus yards as of March 2022; (v) US$ 9 million increased revenues from public lighting in Bogotá, due to updating remuneration parameters and public lighting in municipalities of Cundinamarca, and (vi) US$ 10 million for increased income from other revenues. This was partially offset by US$ 80 million, due to the conversion effect resulting from the devaluation of the Colombian peso against the US dollar.

Operating costs increased by US$ 32 million, or 4.3%, as of September 2022 and are mainly explained by: (i) US$ 16 million higher energy purchase costs due to higher average sales prices and higher purchase volume, and (ii) US$ 66 million increased energy transportation expenses, and (iii) a US$ 27 million increase in other supplies and services. All of the above was partially offset by US$ 77 million, due to the negative conversion effect figures resulting from the devaluation of the Colombian peso against the US dollar.

Personnel expenses decreased by US$ 4 million mainly because of: (i) the devaluation of the Colombian peso against the U.S. dollar, and (ii) capitalization of labor associated with the construction of projects.

Other expenses by nature decreased by US$ 12 million, mainly due to (i) US$ 6 million lower services hired from third parties, and (ii) US$ 6 million the devaluation of the Colombian peso against the US dollar.

Regarding the third quarter of 2022, EBITDA of our distribution segment in Colombia reached US$ 145 million increasing by US$ 15 million the figure reached in the third quarter of 2021. This increase is mainly explained by: (i) US$ 33 million due to higher energy sales resulting from an increase in average sales prices and a higher volume of energy sold (+69 GWh); (ii) US$ 6 million increased toll revenues, and (iii) US$ 13 million lower energy transportation costs. All of this was partially offset by: (i) US$ 11 million higher energy purchase costs due to higher average sales prices and lower purchase volume, and (ii) US$ 24 million due to the negative conversion effect resulting from the devaluation of the Colombian peso against the US dollar.

24

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (in millions)
	September 2022	September 2021	Percentage points change	September 2022	September 2021	% Change

Distribution segment - Colombia	7.5%	7.6%	(0.1 p.p.)	3.77	3.69	2.3%

Total Distribution Business	7.5%	7.6%	(0.1 p.p.)	3.77	3.69	2.3%

Peru

PERU	EBITDA (in millions of US$)
Subsidiaries	Accumulated figures				Quarterly figures
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Operating revenues	759	670	90	13.4%	254	212	42	19.7%
Operating costs	(506)	(444)	(63)	(14.1%)	(170)	(138)	(33)	(24.0%)
Personnel Expenses	(16)	(19)	3	16.8%	(5)	(8)	2	28.4%
Other expenses by nature	(37)	(36)	(1)	(1.5%)	(10)	(13)	3	21.0%

EBITDA Distribution Business	200	171	29	17.2%	67	54	14	25.4%

EBITDA of our distribution segment in Peru reached US$ 200 million as of September 2022, which represents a US$ 29 million increase compared to the same period of the previous year. The main variables that explain this decrease in the items that make up the EBITDA are explained below:

Operating revenues of the distribution segment in Peru increased by US$ 90 million, mainly explained by: (i) US$ 53 million due to higher energy sales because of an 8.2% increase in average sales prices; (ii) US$ 25 million due to higher physical energy sales (+ 134 GWh); (iii) US$ 10 million mainly due to higher revenues associated with tolls due to the increase of free customers, and (iv) US$ 4 million as a result of the conversion effect stemming from the appreciation of the Peruvian sol against the US dollar.

Operating costs increased by US$ 63 million mainly due to: (i) US$ 40 million higher average prices in the purchase of energy, (ii) US$ 17 million increased volumes of physical purchase of energy, and (iii) US$ 2 million due to the negative conversion effect resulting from the appreciation of the Peruvian sol against the US dollar.

Personnel expenses decreased by US$ 3 million as a result of higher labor capitalizations due to projects under development.

Other expenses by nature increased by US$ 1 million, mainly due to the conversion effects as a result of the appreciation of the Peruvian sol against the US dollar.

With regard to the third quarter of 2022, EBITDA of our distribution segment in Peru reached US$ 67 million, increasing by US$ 14 million the figure reached in the third quarter of 2021. This increase is mainly explained by: (i) US$ 20 million due to higher energy sales because of a 7.3% increase in average sales prices; (ii) US$ 7 million due to higher physical energy sales (+ 45 GWh); (iii) US$ 4 million mainly due to higher revenues from tolls and other services; (iv) US$ 3 million for increased labor capitalization for projects under development, and (v) US$ 3 million for lower maintenance costs. All of the above was partially offset by US$ 24 million due to higher costs caused by a higher purchase volume at higher spot prices.

25

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

PERU
Subsidiaries	Energy Losses (%)			Clients (in millions)
	September 2022	September 2021	Percentage points change	September 2022	September 2021	% Change

Distribution segment - Peru	8.6%	8.4%	0.2 p.p.	1.52	1.48	2.8%

Total Distribution Business	8.6%	8.4%	0.2 p.p.	1.52	1.48	2.8%

Depreciation, Amortization, and Impairment

Below we present a summary by segment and country of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for Enel Américas Group subsidiaries for the periods ended September 30, 2022, and 2021:

Segment	Accumulated figures (in millions of US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	September 2022			September 2021

Generation and Transmission:
Argentina	92	(67)	25	102	(69)	33
Brazil	534	(177)	357	391	(69)	322
Colombia	605	(50)	555	584	(53)	531
Peru	297	(48)	250	231	(44)	188
Central America	112	(31)	81	104	(19)	85
Total Generation and Transmission	1,640	(372)	1,267	1,412	(253)	1,159

Distribution:
Argentina	(53)	(86)	(139)	14	(60)	(45)
Brazil	1,194	(1,311)	(117)	991	(499)	492
Colombia	505	(108)	396	413	(99)	314
Peru	200	(55)	145	171	(49)	122
Total Distribution	1,846	(1,560)	286	1,590	(706)	884

Less: consolidation adjustments and other business activities	(61)	(34)	(95)	(76)	(2)	(78)

Total Consolidated Enel Américas	3,425	(1,967)	1,458	2,926	(960)	1,965

Segment	Quarterly figures (in millions of US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	Q3 2022			Q3 2021

Generation and Transmission:
Argentina	30	(31)	(1)	38	(22)	16
Brazil	173	(33)	140	182	(37)	145
Colombia	206	(15)	191	210	(18)	192
Peru	100	(18)	83	73	(14)	59
Central America	48	(12)	35	54	(9)	45
Total Generation and Transmission	557	(109)	448	558	(100)	457

Distribution:
Argentina	(21)	(33)	(54)	13	(14)	(2)
Brazil	342	(938)	(595)	410	(224)	186
Colombia	148	(34)	114	133	(32)	101
Peru	67	(18)	49	54	(17)	37
Total Distribution	537	(1,023)	(486)	610	(288)	322

Less: consolidation adjustments and other activities	(35)	3	(32)	(26)	(1)	(27)

Total Consolidated Enel Américas	1,060	(1,129)	(69)	1,141	(389)	753

26

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Depreciation, amortization, and impairment reached US$ 1,967 million as of September 2022, increasing by US$ 960 million compared to the same period in 2021.

Depreciation and amortization reached US$ 828 million as of September 2022, representing a US$ 115 million increase compared to September 2021. This is mainly explained by the following increases: (i) US$ 52 million from EGP Americas companies incorporated into the consolidation perimeter of Enel Américas on April 1, 2021, so this year compares nine months versus the six months incorporated in 2021; (ii) Enel Distribución Río with US$ 14 million, composed of US$ 12 million due to higher depreciations because of higher activations, and US$ 2 million increase due to the appreciation of the Brazilian real against the US dollar; (iii) Enel Distribución Sao Paulo with US$ 19 million, composed of US$ 14 million due to higher depreciations due to higher activations, and US$ 5 million increase due to the appreciation of the Brazilian real against the US dollar; (iv) Enel Distribución Goiás with US$ 8 million, composed of US$ 5 million due to higher depreciations stemming from higher activations, and a US$ 3 million increase due to appreciation of the Brazilian real against the US dollar; (v) Enel Distribución Ceará with US$ 5 million, composed of US$ 3 million due to higher depreciations stemming from higher activations, and US$ 2 million increase due to appreciation of the Brazilian real against the US dollar; (vi) Edesur with US$ 14 million, composed of US$ 49 million due to higher depreciations stemming from higher activations, and a US$ 35 million decrease due to the devaluation of the Argentine peso against the US dollar.

At the same time, impairment losses reached US$ 1,193 million as of September 30, 2022, with a total increase of US$ 891 million, composed as follows:

Impairment losses due to the application of IFRS 9 on financial assets account for US$ 256 million of the closing balance as of September 30, 2022, a US$ 8 million increase compared to the same period of the previous year. This is mainly explained by increases in distribution companies, mainly in Argentina and Colombia totaling US$ 30 million, partially offset by reverse provisions for impairments in net terms in Brazilian distribution companies, mainly Enel Distribución Rio and Enel Distribución Ceará. The impairment associated with the Colombian Companies includes impairments on the assets of the USME and Fontibón Companies totaling US$ 13 million, an adjustment that was necessary to reduce the book value of the financial assets to their sale value.[1]

The remaining $883 million correspond to impairment losses related long-lived assets. This amount includes: (i) the recognition of an impairment loss related to that of goodwill on Enel Generación el Chocón totaling US$ 18 million; (ii) a US$ 77 million impairment loss related to the assets of Enel Generación Fortaleza, a company that, in the context of the Company's energy transition plan, was sold during the month of August of this year, and (iii) a US$ 786 million impairment loss related to the assets of Enel Distribución Goiás. From the economic conditions established in the sale agreements of Enel Generación Fortaleza and Enel Distribución Goiás, the need arose to reduce the book value of their long-lived assets to recoverable value [2], at the time that these companies met the requirements to classify as assets available for sale.

1For more information, see Note No. 6.2 of the Consolidated Financial Statements of Enel Américas as of September 30, 2022.

2For more information see Notes No. 6.1 and 33 of the Consolidated Financial Statements of Enel Américas as of September 30, 2022.

27

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

The following table presents the consolidated non-operating results for years ended September 30, 2022, and 2021:

NON OPERATING INCOME CONTINUING OPERATIONS	Accumulated figures (in millions of US$)				Quarterly figures (in millions of US$)
	September 2022	September 2021	Change	% Change	Q3 2022	Q3 2021	Change	% Change

Financial Income
Argentina	78	63	15	24.0%	36	23	13	56.4%
Brazil	270	129	141	110.0%	72	62	10	16.8%
Colombia	29	10	19	180.6%	16	4	12	314.0%
Peru	12	4	8	209.4%	3	1	2	133.1%
Central America	3	2	2	97.6%	1	1	-	-
Consolidation adjustments and other business activities	1	-	1	154.6%	-	-	-	-
Total Financial Income	393	208	186	89.5%	128	90	37	41.2%

Financial Expenses
Argentina	(256)	(168)	(87)	(51.9%)	(104)	(64)	(41)	(64.3%)
Brazil	(746)	(410)	(336)	(82.1%)	(241)	(149)	(92)	(61.9%)
Colombia	(108)	(81)	(27)	(32.7%)	(29)	(30)	1	2.1%
Peru	(33)	(23)	(10)	(43.0%)	(12)	(7)	(4)	(57.0%)
Central America	(5)	(4)	(1)	(33.5%)	(2)	(2)	-	-
Consolidation adjustments and other activities	(40)	(27)	(13)	(46.5%)	(16)	(14)	(2)	(17.3%)
Total Financial Expenses	(1,188)	(714)	(474)	(66.4%)	(405)	(266)	(139)	(52.2%)

Foreign currency exchange differences, net
Argentina	47	10	37	379.6%	15	(0)	15	n.a.
Brazil	83	(7)	90	n.a.	(11)	(75)	64	85.5%
Colombia	(27)	(4)	(23)	n.a.	(9)	(1)	(8)	n.a
Peru	6	(8)	14	182.3%	(0)	(3)	3	98.8%
Central America	2	(0)	2	n.a.	1	-	1	225.6%
Consolidation adjustments and other business activities	(70)	26	(96)	(368.0%)	3	31	(29)	(91.1%)
Total Foreign currency exchange differences, net	41	17	24	136.4%	(2)	(48)	46	96.4%

Total results by adjustment units (hyperinflation - Argentina)	262	95	167	175.2%	115	51	64	126.2%

Net Financial Income Enel Américas	(492)	(394)	(98)	(24.9%)	(164)	(173)	9	5.0%

Other gains (losses)
Brazil	(31)	-	(31)	n.a.	(34)	-	(34)	n.a
Consolidation adjustments and other business activities	(94)	-	(94)	n.a.	(94)	-	(94)	n.a.
Total Other gains (losses)	(126)	-	(126)	n.a.	(129)	-	(129)	n.a

Share of profit (loss) of associates accounted for using the equity method
Argentina	1	1	-	-	-	-	-	-
Total Share of profit (loss) of associates accounted for using the equity method	1	1	-	-	-	-	-	-

Total Non Operating Income	(125)	1	(126)	n.a.	(129)	-	(129)	n.a.

Net Income Before Taxes	841	1,573	(731)	(46.5%)	(362)	580	(942)	(162.5%)

Income Tax
Argentina	(28)	(143)	115	80.5%	(46)	(24)	(22)	(91.4%)
Brazil	(143)	(154)	11	7.3%	(18)	(55)	37	67.0%
Colombia	(311)	(245)	(66)	(27.1%)	(104)	(96)	(8)	(8.1%)
Peru	(116)	(95)	(21)	(21.8%)	(41)	(27)	(14)	(52.3%)
Central America	(19)	(22)	3	15.7%	(6)	(10)	5	44.3%
Consolidation adjustments and other activities	4	(1)	5	n.a.	3	1	2	178.4%
Total Income Tax	(612)	(659)	48	7.2%	(212)	(211)	(1)	(0.2%)

Net Income after taxes	230	913	(684)	(74.9%)	(574)	369	(943)	(255.6%)
Net Income attributable to owners of parent	(103)	622	(725)	(116.6%)	(680)	264	(944)	(357.7%)
Net income attributable to non-controlling interest	333	291	42	14.3%	106	105	1	0.8%

28

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Financial results

The financial result totaled US$ 492 million loss as of September 2022, which represents a US$ 98 million increase compared to the loss for the same period of the previous year. This variation is explained as follows:

(a) Higher financial income of US$ 186 million, mainly explained by (i) US$ 114 million attributable to an increased update of sector assets and liabilities in Brazilian Distribution Companies, highlighting Enel Distribución Sao Paulo with US$ 49 million; Enel Distribución Ceará with US$ 28 million and Enel Distribución Goiás with US$ 34 million, and (ii) US$ 69 million higher interest earned from maintaining cash and cash equivalents mainly in Brazil, Colombia and Argentina.

During the third quarter of 2022, financial income increased by US$ 37 million compared to the same period of 2021, mainly due to: (i) US$ 25 million update of regulatory assets and liabilities in Distribution companies in Brazil; and (ii) US$ 12 million for higher interest earned from maintaining cash and cash equivalents and other updates, mainly in Brazilian distribution companies.

(b) Higher financial expenses totaling US$ 474 million explained mainly by: (i) US$ 106 million financial update for debt with energy purchase supplier (CAMMESA) in Edesur; (ii) US$ 24 million increased financial expenditure on bank loans; (iii) US$ 74 million increased financial expenditure for public obligations; (iv) US$ 201 million due to higher financial costs for valuation of derivative operations taken on by distribution companies in Brazil; (v) US$ 58 million higher financial costs due to increased loans granted by EFI mainly to Brazilian Companies, and (vi) US$ 11 million updating of other financial obligations net of capitalized interest.

In the third quarter ended on September 30, 2022, there was a US$ 139 million increase mainly explained by: (i) US$ 49 million financial update for debt with CAMMESA; (ii) US$ 27 million increased financial expenditure for public obligations; (iii) US$ 78 million due to higher financial costs for valuation of derivative operations in distribution companies in Brazil. All of the above was partially offset by US$ 15 million lower bank expenses in the quarter.

(c)   The income from readjustments increased by US$ 167 million and correspond to the financial result generated by the application of IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. They reflect the net balance arising from applying inflation to non-cash assets and liabilities and undisclosed income statements converted to U.S. dollars at closing exchange rates.

In the third quarter of 2022, the effect of hyperinflation in Argentina led to a US$ 64 million increase in the income statement by readjustment units.

29

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

(d) US$ 24 million higher results due to exchange differences compared to the previous year, mainly due to: (i) US$ 51 million increased profits due to exchange differences corresponding to debts of Brazilian companies with related companies outside the consolidation perimeter of Enel Américas, due to appreciation of the closing Brazilian real against the US dollar, and (ii) US$ 33 million of profits from updating VOSA credit in the Argentine companies Enel Generación El Chocón and Enel Generación Docksud as a result of the devaluation of the Argentine peso against the US dollar. All of the above was partially offset by: (i) a US$ 21 million losses due to updating of debts in Colombia with related companies outside the consolidation perimeter of Enel Américas and dividends to be received from Central American subsidiaries, as a result of the devaluation of the Colombian peso against the US dollar, and (ii) a US$ 40 million losses from exchange differences registered by Enel Américas as a holding company, for dividends declared in Colombia and not yet received.

In quarterly terms, exchange differences recorded a higher profit of US$ 46 million, mainly due to profits in the updating of accounts payable of subsidiaries in Brazil with related companies outside the consolidation perimeter of Enel Américas, in a stability scenario in the Brazilian real during the third quarter of 2022 compared to a devaluation period in the third quarter of 2021.

Other profit (loss) recorded in cumulative terms a higher loss totaling US$ 126 million as of September 30, 2022, and US$ 129 million in the third quarter ended on the same date. In both cases, the figure is explained by the recognition of US$ 131 million originated by the loss in the loss in the sale of Enel Generación Fortaleza.

Corporate income tax reached US$ 612 million as of September 30, 2022, which represents a US$ 48 million decrease in expenses compared to the same period of the previous year. This decrease is mainly explained by: (i) US$ 123 million lower taxes in the first months of 2022, given that during the same period of the previous year higher expenses in income taxes and deferred taxes in subsidiaries in Argentina were recognized, due to the adaptation to the tax reform approved by the Argentine Government, where the nominal rate was increased from 30% to 35%, detailed as follows: Edesur with US$ 101 million, Enel Generación Costanera with US$ 11 million, Central Dock Sud with US$ 4 million, offset by Enel Generación El Chocón with US$ 7 million; and (ii) US$ 10 million lower taxes in Brazil for losses recognized in the sale of Enel Generación Fortaleza. This was partially offset by: (i) US$ 62 million higher income taxes in Enel Colombia, composed of a better operating result, which was additionally taxed at a rate of 35% in the nine-month period ended September 30, 2022, with respect to at the rate of 31% that affected the results in the same period of the previous year, and (ii) US$ 17 million higher taxes for the incorporation of EGP companies for nine months in 2022 and only 6 months in 2021.

In the third quarter of 2022, income taxes were in line with those recorded in the same period of 2021, reaching US$ 212 million.

30

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	September 2022	December 2021	Change	% Change
	(in millions of US$)

Current Assets	9,368	7,062	2,307	32.7%
Non current Assets	26,625	27,897	(1,271)	(4.6%)

Total Assets	35,994	34,959	1,035	3.0%

Enel Américas' total assets as of September 30, 2022, increased by US$ 1,035 million compared to total assets as of December 31, 2021, mainly as a result of:

Current Assets increased by US$ 2,307 million, equivalent to 32.7%, mainly explained by:

• A US$ 102 million increase in cash and cash equivalents composed mainly of: (1) Net income from operating flows totaling US$ 2,544 million, corresponding to charges for sales and provision of services, net of payment to suppliers and others; (2) US$ 195 million net outflows from financing activity flows corresponding to: (i) US$ 2,008 million financing for bank loans, and (ii) US$ 681 million loans from related companies. This was partially offset by: (i) US$ 1,453 million loan payments and obligations to the public; (ii) US$ 531 million dividend payments; (iii) US$ 379 million interest payments; (iv) US$ 47 million payments of financial lease liabilities; (v) US$ 359 million payment of loans to related companies, and (vi) US$ 115 million other cash outflows; (3) US$ 2,200 million net outflows from investment activities corresponding to: (i) US$ 1,266 million disbursements for the incorporation of property, plants and equipment, (ii) US$ 976 million payments for the incorporation of intangible assets; (iii) US$ 794 million investment payments of over 90 days, and (iv) US$ 33 million other net investments. These investment cash flow outflows were offset by: (i) US$ 51 million received interest, (ii) US$ 45 million collection of loans from related companies, and (iii) US$ 773 million redemption of investments of over 90 days, and (4) a US$ 26 million decrease due to the effect of the change in exchange rates on cash and cash equivalents, net of US$ 21 million segregated into available-for-sale assets.

•	A US$ 603 million decrease in Commercial Accounts Receivable and Other Current Receivables mainly explained by: (i) a US$ 508 million decrease due to the reclassification of Enel Distribución Goiás' accounts receivable to assets available for sale; (ii) a US$ 93 million decrease due to recognition of provisions and penalties for uncollectibility on the client portfolio in the Brazilian Distribution Companies; (iii) a US$ 42 million net decrease due to amortization of regulatory assets (CVA), mainly in Enel Distribución Sao Paulo. All of these effects were partially offset by: (i) US$ 68 million, conversion effects arising from the appreciation of the Brazilian real against the U.S. dollar and (ii) US$ 35 million from larger customers due to better tariff conditions compared to December 31, 2021, in Brazilian distribution companies.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

•	Stock increase totaling US$ 23 million mainly explained by higher stock of electrical materials at closing, mainly in the subsidiaries in Brazil and Colombia, partially offset by a US$ 159 million decrease in Enel Distribución Goiás, due to the reclassification to assets available for sale.
•	US$ 3,083 million assets available for sale correspond to the assets of Enel Distribución Goiás in Brazil totaling US$ 2,919 million and to the electricity transmission companies USME, Fontibon, Colombia ZE and Bogota ZE totaling US$ 164 million, companies that as of September 30, 2022, met the conditions to be classified in this condition[3].

A US$ 1,271 million decrease in Non-Current Assets equivalent to 4.6% mainly due to:

•	A US$ 406 million increase in Other non-current financial assets mainly explained by: (i) Enel Brasil Group with US$ 83 million, due to the effects of the appreciation of the Brazilian real against the US dollar, which mainly affected the accounts receivable generated by the application of IFRIC 12 in distribution companies; (ii) US$ 441 million higher net investments IFRS 12 in distribution companies in Brazil, and (iii) a US$ 83 million increase due to the update of IFRIC 12 financial assets in Brazil. All of the above partially offset by a US$ 133 million decrease in Enel Distribución Goiás, due to reclassification to assets available for sale.

•	A US$ 942 million decrease in Other non-current non-financial assets which is mainly explained by: (i) a US$ 875 million decrease in Enel Distribución Goiás, due to the reclassification made to assets available for sale, and (ii) US$ 210 million lower taxes to be recovered from PIS and COFINS. This was partially offset by (i) higher assets under construction according to IFRIC 12 totaling US$ 80 million, and (ii) a US$ 63 million increases due to the conversion effect in Brazilian companies, given the appreciation of the Brazilian real against the US dollar.

•	A US$ 98 million increase in commercial accounts receivable and other non-current receivables corresponding basically to the increase in sector assets in distribution companies in Brazil.

•	A US$ 1,275 million decrease in Intangible Assets other than capital gains composed mainly of: (i) a US$ 821 million decrease in Enel Distribución Goiás, due to the reclassification to assets available for sale, and (ii) amortization during the period of US$ 376 million.

•	Increase in Capital Gains totaling US$ 10 million: (i) a US$ 21 million increase mainly explained by the conversion effects to US dollars from the functional currencies of each subsidiary, (ii) a US$ 7 million increase due to inflation as a result of the application of IAS 29 for capital gains in Argentine companies, and (iii) a US$ 18 million reduction for an impairment loss recorded on goodwill in Enel Generación El Chocón.

3 For more information, see Note No. 6 of the Consolidated Financial Statements of Enel Américas as of September 30, 2022.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

•	A US$ 548 million increase in Properties, plants and equipment composed mainly of: (i) a US$ 998 million increase due to inflation resulting from the application of IAS 29 for our Argentine subsidiaries, and (ii) a US$ 1,179 million increase for new investments. This was partially offset by: (i) US$ 434 million depreciation for the period; (ii) a US$ 1,051 million decrease due to the conversion effects to US dollars from the functional currencies of each subsidiary, and (iii) US$ 144 million other decreases, impairment recognitions and reclassifications made to assets available for sale.

•	A US$ 120 million decrease in Deferred Tax Assets mainly explained by US$ 223 million in Enel Distribución Goiás, due to the reclassification to available assets, an effect that was partially offset by the increase in other assets due to the conversion effects as a result of the appreciation of the Brazilian real against the US dollar.

Liabilities and Equity	September 2022	December 2021	Change	% Change
	(in millions of US$)

Current Liabilities	9,635	7,796	1,839	23.6%
Non Current Liabilities	11,338	12,133	(795)	(6.6%)

Total Equity	15,021	15,030	(9)	(0.1%)
attributable to owners of parent company	12,476	12,833	(357)	(2.8%)
attributable to non-controlling interest	2,545	2,197	349	15.8%

Total Liabilities and Equity	35,994	34,959	1,035	3.0%

Enel Américas' total liabilities and equity as of September 30, 2022, increased by US$ 1,035 million compared to December 2021, mainly as a result of:

Current Liabilities increased by US$ 1,839 million, equivalent to 23.6% mainly explained by:

•	A US$ 387 million increase in Other Current Financial Liabilities mainly explained by: (i) a US$ 236 million increase in Enel Américas due to obtaining loans net of repayments; (ii) US$ 111 million increase in Enel Colombia, due to obtaining net repayment credits; (iii) a US$ 82 million increase in EGP Peru, due to obtaining bank loans net of repayments. This was partially offset by US$ 45 million in Enel Distribución Goiás, due to the reclassification made to liabilities available for sale.

•	A US$ 764 million decrease in commercial accounts and other current accounts payable mainly explained by: (i) a US$ 571 million decrease in Enel Distribución Goiás, due to the reclassification made to available liabilities for sale, and (ii) a US$ 193 million decrease in accounts payable for materials and services and energy transportation bills at Enel Green Power Cachoeira Dourada.

•	A US$ 162 million increase in Accounts Payable to current related entities mainly due to US$ 601 million increases corresponding to loans obtained by Enel Américas and its EFI subsidiaries. The foregoing partially offset by: (i) US$ 245 million less accounts payable to related entities for transfers to the Liabilities available for sale item because they come from the subsidiary Enel Distribución Goiás, and (ii) US$ 183 million lower dividend outstanding to Enel S.P.A.

33

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

•	US$ 2,061 million available-for-sale liabilities correspond to the liabilities of Enel Distribución Goiás with US$ 1,994 million and of the electricity transmission companies USME, Fontibon, Colombia ZE and Bogota ZE with US$ 67 million, companies that as of September 30, 2022, met the conditions to be classified under this condition[4].

Non-current liabilities decreased by US$ 795 million, equivalent to 6.6% mainly explained by:

•	A US$ 268 million increase in other non-current financial liabilities (financial debt and derivatives) mainly explained by: (i) a US$ 76 million increase in Enel Brasil Group mainly due to the conversion effects due to the appreciation of the Brazilian real against the US dollar; (ii) US$ 78 million increases in liabilities for derivative operations in Brazilian distribution companies, and (iii) US$ 90 million of EGP Peru's increased debt.

•	A US$ 250 million decrease in commercial accounts and other non-current accounts payable mainly due to a US$ 552 million decrease in Enel Distribución Goiás, due to the reclassification to available-for-sale liabilities. This is partially offset by: (i) a US$ 199 million increase in sec,toral liabilities in distribution companies in Brazil, and (ii) a US$ 88 million increase in the Enel Brasil Group due to the appreciation of the Brazilian real against the US dollar.

•	A US$ 202 million decrease in Other non-current provisions mainly explained by the reclassification to liabilities available for the sale of Enel Distribución Goiás' non-current provisions.

•	A US$ 25 million increase in non-current provisions for benefits to employees, an increase that is mainly explained by: (i) US$ 53 million conversion increase from the functional currencies of each subsidiary; (ii) a US$ 116 million increase for accrual of interest, and (iii) US$ 156 million increase for the minimum financing required by IFRIC 14 in the subsidiaries in Brazil. This was partially offset by: (i) US$ 35 million yield increase and asset limit changes in subsidiaries in Brazil; (ii) a US$ 160 million decrease for contributions made during the period; and (iii) a US$ 104 million reclassification of provisions of Enel Distribución Goiás to liabilities available for sale.

Total equity decreased by US$ 9 million, explained by:

Equity attributable to the owners of the holding company decreased by US$ 357 million mainly due to a decrease of: (i) US$ 230 million other reserves mainly for (a) US$ 177 million negative conversion differences; (b) US$ 81 million negative cash flow hedging reserves; and (c) US$ 28 million positive reserves due to the positive effect of US$ 534 million due to the application of IAS 29 "hyperinflationary economies" in Argentina, partially offset by the negative effect of the merger of the Colombia and Central America businesses in Enel Colombia totaling US$ 506 million, offset by (ii) a US$ 103 million decrease for the loss of the period, and (iii) US$ 24 million for a decrease in actuarial earnings.

4 For more information, see Note No.6 of the Consolidated Financial Statements of Enel Américas as of September 30, 2022.

34

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Non-controlling interests increased by US$ 349 million and are mainly explained by: (i) a US$ 333 million increase in profit for the period, and (ii) a US$ 679 million increase in other miscellaneous reserves, mainly explained by other reserves totaling US$ 1,179 million due to the application of IAS 29 "hyperinflationary economies" in Argentina, partially offset by the merger effect of Enel Colombia totaling US$ 506 million. The foregoing partially offset by: (i) US$ 471 million payment of dividends, and (ii) US$ 192 million decrease in comprehensive income primarily due to conversion differences.

35

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Development of the main financial indicators is as follows:

Financial Indicator		Unit	September 2022	December 2021	September 2021	Change	% Change

Liquidity	Current liquidity (1)	Times	0.97	0.91		0.07	7.3%
	Acid ratio test (2)	Times	0.91	0.84		0.08	9.2%
	Working Capital	MMUSD	(266)	(733)		467	(63.7%)
Leverage	Leverage (3)	Times	1.40	1.33		0.07	5.3%
	Short Term Debt (4)%		45.9%	39.1%		6.8%	-
	Long Term Debt (5)%		54.1%	60.9%		(6.8%)	-
	Financial Expenses Coverage (6)	Times	3.87		4.59	(0.72)	(15.7%)
Profitability	Operating Income/Operating Revenues	%	12.5%		15.6%	(3.1%)	-
	ROE (annualized) (7)%		0.1%		9.0%	(8.9%)	-
	ROA (annualized) (8)%		1.3%		6.2%	(4.9%)	-

(1)	It corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2)	It corresponds to the ratio between (i) Net Current Assets of Stocks and Anticipated Expenses and (ii) Current Liabilities.
(3)	It corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4)	It corresponds to the ratio of (i) Current Liabilities to (ii) Total Liabilities.
(5)	It corresponds to the ratio of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6)	It corresponds to the ratio between (i) the Gross Operating Result and (ii) Net Financial Result of Financial Income.
(7)	It corresponds to the ratio between (i) the profit of the period attributable to the owners of the controller for 12 mobile months as of September 30 and (ii) the average between the equity attributable to the owners of the controller at the beginning and end of the period.
(8)	It corresponds to the ratio between (i) the total profit period for 12 months mobile to September 30 and (ii) the average of total assets at the beginning and end of the period.

- Current liquidity as of September 30, 2022, reached 0.97 times, 7.3% higher than the indicator as of December 31, 2021. This variation is mainly due to the reclassification of Enel Distribución Goiás' assets and liabilities to assets and liabilities available for sale, respectively.

- The acid ratio as of September 30, 2022, reached 0.91 times, 9.2% higher than the indicator as of December 31, 2021, due to the reclassification of Enel Distribución Goiás' assets and liabilities as explained above.

-Working capital as of September 30, 2022, corresponds to a negative value of US$ 266 million, which represents a US$ 467 million increase in working capital compared to December 2021. This variation is mainly explained by the reclassification of Enel Distribución Goiás' assets and liabilities.

-The Company’s Leverage (debt ratio) stands at 1.40 times as of September 30, 2022, which represents a 5.3% increase compared to December 31, 2021, explained by a higher level of financial obligations compared to December 31, 2021.

-The Hedging of financial costs for the period ended on September 30, 2022, was 3.87 times, representing a 15.7% decrease compared to the same period of the previous year, due to an increase in financial costs, due to higher interest rates in the current period compared to those in force in the previous year.

-The return on equity (profitability) ratio measured in terms of operating income over operating revenue reached 12.5% as of September 30, 2022, decreasing 3.1 p.p compared to the 15.6% registered as of September 30, 2021. The decrease is mainly due to the losses recognized in the sales processes of the subsidiaries Enel Generación Fortaleza and Enel Distribución Goiás for a total amount of US$ 863 million.

36

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Excluding the extraordinary effects recognized in the 2022 period, the profitability ratio would have increased by 4.4 p.p. reaching 20.0%.

-The return on equity of the controllers’ property owners (shareholders) reached 0.1%, which compares negatively with the 9.0% registered in the same period of the previous year. This profitability is affected by the recognition of extraordinary losses associated with the sale of Enel Distribución Goiás and Enel Generación Fortaleza, for US$ 786 million and US$ 198 million, respectively.

Excluding these effects of the extraordinary losses indicated above within the period ended September 30, 2022, the return on equity would have amounted to 7.9%, slightly lower than that registered in the same period ended September 30, 2021, basically for the increase in equity originated in the Company after the merger with EGP Américas as of April 1, 2021.

- The return on assets was 1.3% as of September 30, 2022, down from 6.2% in the same period of 2021. This drop is related to the extraordinary losses explained above.

Excluding the effects of the extraordinary losses indicated above within the period ended September 30, 2022, the return on total assets would have amounted to 4.0%.

37

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

MAIN CASH FLOWS

Net cash flow for the period was positive as of September 30, 2022, at US$ 148 million, representing a US$ 63 million increase over the same period last year.

The main variables by operating activity flows, investment and financing, which explain this decrease in net cash flows, compared to September 2021, are described below:

Cash Flow	September 2022	September 2021	Change	% Change
	(in millions of US$)

From Operating Activities	2,544	1,398	1,146	82.0%
From Investing Activities	(2,200)	(927)	(1,274)	137.3%
From Financing Activities	(195)	(386)	191	49.4%

Total Net Cash Flow	148	85	63	74.1%

Net cash flows from operating activities reached US$ 2,544 million as of September 2022, representing a 82.0% increase compared to September of the previous year. The variation is explained by a US$ 1,146 million net increase in operating activities mainly in: (i) US$ 1,243 million higher collections from sales and provision of services; (ii) US$ 42 million other charges for operating activities, and (iii) US$ 351 million lower payments to suppliers for the supply of goods and services. All of the above partially offset by: (i) US$123 million increased payments to and on behalf of employees, and (ii) US$ 368 million higher payments for other activities of the operation.

Cash flows from (used in) investment activities generated a higher net outflow of US$ 1,274 million as of September 2022, which is mainly explained by: (i) US$ 114 million higher disbursements for the incorporation of property, plants and equipment; (ii) US$ 163 million increased intangible asset additions; (iii) US$ 1,012 million lower cash receipts corresponding to the cash received from the merger with EGP Américas during 2021. This was partially offset by the receipt of US$ 15 million for other investment activities.

Cash flows from (used in) financing activities generated higher cash inflows of US$ 191 million as of September 2022, mainly caused by: (i) US$ 810 million lower loan repayments and obligations to the public; (ii) US$ 233 million lower dividend payments as a result of the policy change adopted by the group during 2022. The above partially compensated by: (i) US$ 202 million higher interest payments; (ii) US$ 465 million lower financing receipts composed of US$ 257 million with financial institutions and US$ 208 million with related companies, and (iii) other cash outflows of US$ 185 million.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Below are the Disbursements for the Incorporation of Properties, Plant and Equipment and their Depreciation, for the periods up to September 2022 and 2021.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(in millions of US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	September 2022	September 2021	% Change	September 2022	September 2021	% Change

Enel Generación Chocon S.A.	-	-	n.a.	14	12	14.4%
Enel Generación Costanera S.A.	26	14	81.7%	32	32	1.6%
Enel Colombia - Generation Segment	113	66	71.7%	49	50	(0.7%)
Enel Generación Perú S.A.	34	39	(13.8%)	27	27	(2.1%)
Chinango	2	3	(25.0%)	3	3	1.6%
Enel Distribución Goiás (Celg) (*)	281	278	1.2%	61	54	14.0%
EGP Cachoeira Dourada S.A.	1	-	n.a.	9	8	2.9%
EGP Volta Grande	1	2	(45.5%)	-	-	n.a.
Enel Generación Fortaleza	-	4	n.a.	8	8	(0.9%)
Enel Cien S.A.	3	1	146.5%	4	4	6.7%
Enel Distribución Sao Paulo S.A. (Eletropaulo) (*)	254	191	32.8%	130	111	17.1%
Edesur S.A.	130	149	(13.1%)	71	57	24.4%
Enel Distribución Perú S.A.	129	116	11.5%	48	44	8.3%
Enel Distribución Rio (Ampla) (*)	203	146	39.1%	78	63	22.8%
Enel Distribución Ceara (Coelce) (*)	232	129	80.3%	51	46	12.0%
Enel Colombia - Distribution Segment	233	249	(6.3%)	93	91	1.8%
Central Dock Sud S.A.	1	1	(13.6%)	20	23	(14.9%)
Enel Generación Piura S.A.	8	11	(30.2%)	7	8	(9.6%)
Enel X Brasil	4	2	142.0%	-	-	n.a.
Enel Green Power Brasil	442	390	13.2%	81	43	90.4%
Enel Green Power Colombia	42	77	(45.6%)	1	2	(66.1%)
Enel Green Power Perú	83	1	n.a.	9	6	51.7%
Enel Green Power Centroamérica	17	23	(27.7%)	28	18	57.0%
Enel Americas Holding and Investment companies	4	72	(94.6%)	3	3	25.4%

Total	2,242	1,964	14.1%	828	713	16.1%

(*) Includes intangible assets by concessions

39

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP SA

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation, and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements, which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation, and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

➢	Public authorities will approve such environmental impact studies.
➢	Public opposition will not derive in delays or modifications to any proposed project.
➢	Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel Américas has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

RISK MANAGEMENT POLICY

The companies of the Enel Américas Group follow the guidelines of the Internal Control and Risk Management System (SCIGR) defined at the Holding level (Enel S.p.A.), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are then applied at the different levels of the Enel Américas Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business continuously faces. These are approved by the Board of Directors of Enel S.p.A, which holds a Controls and Risks Committee, which supports the evaluation and decisions of the Enel Américas’ Board of Directors with respect to the internal controls and risk management system, as well as those relating to the approval of periodic financial statements.

To comply with this, the company has a specific Risk Control and Management policy which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Américas, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 macro-categories of risks: financial; strategic; governance and culture; digital technology; compliance; and operational; and 38 risk sub-categories to identify, analyze, assess, treat, monitor and communicate their risks.

The Enel Group's risk management system considers three lines of action (defense) to achieve effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls Areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense must inform and keep senior management and directors up to date on risk management. Senior Management is informed by the first and second line of defense and the Board of Directors of Enel Américas, in turn, is informed by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adopting risk control and mitigation measures.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the Enel Américas Group's financial debt according to a fixed and/or protected interest rate on total gross debt, after contracted derivatives, is as follows:

Gross position:

	09-30-2022%	12-31-2021%
Fixed Interest Rate	23%	31%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility.

As is publicly known, LIBOR will be phased out, as of June 30, 2023, and the market consensus is that it will be replaced by the SOFR reference rate, corresponding to a risk-free rate.

The Enel Américas Group has developed an analysis of the potential impacts of this reform, including an identification of the affected contracts, an analysis of the relevant clauses and a work plan in order to adapt and update this documentation to the new market standards.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

However, the above does not eliminate some potential risks of the adaptation process to the new reference rate, such as a possible increase or decrease in the interest rate after the change of the reference rate, risk related to the availability of data of the new rate, operational risk derived from the need to adapt our systems to the new reference, among others.

As of September 30, 2022, our total exposure to LIBOR debt was US$ 698 million, including provisions for the transition from LIBOR to an alternative benchmark rate.

Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

During the third quarter of 2022, exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Commodities risk

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

•	Fuel purchases in the process of electric energy generation.
•	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility on the 2022 third quarter results.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of September 30, 2022, there are no operations for the purchase or sale of energy futures for the purpose of hedging the contracting portfolio. As of December 31, 2021, there are no operations for the purchase or sale of energy futures for the purpose of hedging the contracting portfolio.

Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period, which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

Despite the negative working capital existing at the end of September 2022, the Company is able to respond to this situation and mitigate the risk with the policy and actions described herein.

The projected needs mentioned above include maturities of net financial debt, that is, after financial derivatives. For more details regarding the characteristics and conditions of debts and financial derivatives see Notes 20 and 23.

As of September 30, 2022, the Enel Américas Group has liquidity of MUS$ 1,497,943 in cash and other equivalent means and MUS$ 536,000 in long-term credit lines available unconditionally. As of December 31, 2021, the Enel Américas Group has liquidity of MUS$ 1,396,253 in cash and other equivalent means and MUS$ 1,119,278 in long-term credit lines available unconditionally.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In our electricity generation line of business, in relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation before to applying the suspension of supply due to late payment, in accordance with the contractual conditions. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited.

However, the supply cut-off measure in the event of payment defaults by vulnerable customers was suspended during the health emergency period in the countries where Enel Américas operates. In Argentina, the activity returned to normal in March 2022, and only some specific restrictions remain to be considered according to Decree 311/2020 of March 24, 2020, and resolution 58/2021. In Brazil, the activity returned to normal in August 2020, except in Rio de Janeiro, where cutting activities were carried out again on July 1, 2021, with the expiration of Law No. 8,769/20., but adapting to ANEEL resolution 928 of March 26, 2020, which prohibited the cutoff for low-income customers until December 31, 2021, making it difficult to recover the debt for this period. In Colombia and Peru, outage activities returned to normal starting in October and August 2020, respectively.

The Group's portfolio has shown resilience when faced with the global pandemic crisis. All this thanks to strengthening digital collection channels and a solid diversification of commercial clients who have had low exposure to COVID impacts.

Assets of a financial nature:

Cash surplus investments are made in first-line national and foreign financial institutions with limits established for each entity.

In the selection of investment banks, those with an investment grade rating are considered, considering the three main international rating agencies (Moody's, S&P and Fitch).

The placements can be backed with treasury bonds of the countries where it operates and / or papers issued by leading banks, privileging the latter by offering higher returns (always framed in the current placement policies).

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Risk measurement

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial debt.

-	Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-	The different currencies in which our companies operate, the usual local indices of banking practice.
-	The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the hypotheses described above, the Value at Risk for a quarter, of the positions previously discussed corresponds to MUS$ 801,255.

This value represents the potential increase of the debt and derivatives portfolio, therefore, this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

Other risks

As is standard practice in bank loans and capital markets operations, a portion of Enel Américas' financial debt is subject to cross-default provisions. If certain breaches are not corrected, they could result in a cross-default and certain liabilities of Enel Américas could eventually become enforceable.

In relation to the credit facility under New York State law, signed in February 2021 and due in February 2024, its advance payment may result after the non-payment – after any applicable grace period – of debts of Enel Américas, whose individual outstanding capital exceeds the equivalent of US$ 150 million. In addition, this credit line contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, adverse enforceable judicial judgments for an amount exceeding US$ 300 million, among others, could cause the declaration of its acceleration.

With respect to the Yankee bonds issued in 2016, maturing in 2026, their mandatory prepayment may result due to the non-payment – after any applicable grace period – of any debt of individual Enel Américas or any Significant Subsidiary (as contractually defined) with a principal amount exceeding US$ 150 million, or its equivalent in other currencies. While for the specific case of the Yankee bond issued in 1996, maturing in 2026, the advance payment is triggered only by the default of individual debt for an amount of US$ 30 million, or its equivalent in other currencies, by the Issuer or Debtor, not referring to its foreign subsidiaries.

There are no clauses in credit agreements whereby changes in Enel Américas' corporate risk or debt rating by rating agencies result in the obligation to make debt prepayments.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions like those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: October 27, 2022